UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 14f-1/A

                           SCHEDULE 14f-1 INFORMATION
                 Information Statement Pursuant to Section 14(f) of the Securities and Exchange Act of 1934 and
                       Securities and Exchange Rule 14f-1


                              4TH GRADE FILMS, INC.
                     --------------------------------------
                (Name of Registrant as Specified in its Charter)


           Utah                   000-52825                 20-8980078
---------------------------- --------------------- -----------------------------
     (State or other          (Commission File           (I.R.S. Employer
       jurisdiction                Number)             Identification No.)
    of Incorporation)


                       1350 Independence St., Suite 300
                               Lakewood, CO 80125
                     --------------------------------------
                    (Address of principal executive offices)


         Company's telephone number, including area code: (303) 736-2442

                              4TH GRADE FILMS, INC.
                        1350 Independence St., Suite 300
                               Lakewood, CO 80125
                                 (303) 736-2442

     On August 19, 2014 we acquired approximately 90% of the issued and outstanding common stock of Strainwise, Inc. ("Strainwise") in exchange for 23,124,184 shares of our common stock. As of July 31, 2014 we had 2,345,000 shares of common stock issued and outstanding.

     In connection with the acquisition:

     o    1,038,000 shares of our outstanding common stock will be cancelled;

     o    our current officers and directors will resign; and

     o    new management will be appointed.

     As a result of the acquisition, one former shareholder of Strainwise will own approximately 90% of our common stock. We plan to acquire the remaining outstanding shares of Strainwise at a later date.

     Strainwise was organized in Colorado on June 8, 2012 as a limited liability company and was converted into a Colorado corporation on January 16, 2014.

     After the acquisition, we plan to offer a variety of services to operators of medical and retail marijuana shops. These services will include: (i) administrative; (ii) consulting; (iii) accounting; (iv) financial; (v) compliance; (vi) procuring supplies; (vii) cultivation; and (viii) growing system and facility management. In addition, we plan to purchase, lease and set up buildings specifically designed for marijuana growers.

     Our common stock is our only outstanding class of equity security. Each share of our common stock entitles its holder to one vote at any meeting of our shareholders.

Principal Shareholders

     The following table lists, the shareholdings of: (i) each person who will own beneficially 5% or more of our common stock; (ii) each officer and director; and (iii) all officers and directors as a group, after the acquisition. Unless otherwise indicated, each owner will have sole voting and investment powers over their shares of common stock.

                                           Number of Shares       Percentage
    Name                                  Beneficially Owned        of Class
    ----                                  ------------------     -------------

    Shawn Phillips                                   -                 -
    Erin Phillips                           23,124,184               95%
    David Modica                                11,500               Nil
    All officers and directors
         as a group (3 persons)             23,135,684               95%

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

Management

     Following the acquisition, the following persons will be our officers and directors:

       Name                   Age      Position
       ----                   ---      --------

      Shawn Phillips           43      Chief Executive Officer and a Director

      Erin Phillips            37      President, Chief Financial and Accounting
                                       Officer, and a Director

      David Modica             37      Manager of Quality Control and a Director

     Shawn and Erin Phillips are husband and wife.

     The following is a brief summary of the background of each officer and director including their principal occupation during the five preceding years. All directors will serve until their successors are elected and qualified or until they are removed.

     Shawn Phillips is one of the early pioneers in the marijuana industry in Colorado and is one of the founders of Strainwise. Currently, Shawn owns and holds all of the licenses issued by the State of Colorado for the eight marijuana stores (the "Captive Stores"). In concert with his spouse, Erin Phillips, he has been instrumental in the management of the operations of these stores since the date they were either purchased as an existing retail store or initially opened for medical marijuana sales beginning in 2010. In addition, Shawn oversees the growing facilities which supply the various strains of product to the Captive Stores and other retail operations in Colorado. Prior to 2010 Mr. Phillips was the owner/operator of RLO Realty, a residential and commercial real estate firm (2008-2010), an account executive with Stewart Title Company (2007-2008) and the owner/operator of Legacy Funding, a residential mortgage company (2001-2007). Mr. Phillips holds a B.S in Accounting from Colorado State University, and using his accounting education and experience, his established reliable point-of-sale accounting procedures and financial controls for these stores and the multiple production facilities. Mr. Phillips filed a personal bankruptcy petition in September 2009 and received a discharge in January 2010.

     Erin Phillips has over 17 years of operational and management experience. Erin is one of the early pioneers in the marijuana industry in Colorado and is one of the founders of Strainwise. In concert with her spouse, Shawn Phillips, she has been instrumental in the management of the operations of the eight Captive Stores since the date they were either purchased as an existing retail store, or initially opened for medical marijuana sales beginning in 2010. Erin is responsible for managing the marketing, advertising and promotions at the Captive Stores, and is responsible for establishing and expanding the brand recognition of the Strainwise name and logo throughout the Company's target markets. Prior to establishing Strainwise, Erin spent 13 years in the mortgage industry as a business owner, audit and funding supervisor, title company closer, mortgage loan processer, and loan originator. Ms. Phillips filed a personal bankruptcy petition in May 2009 and received a discharge in August 2009.

     David Modica has been the Quality Control Manager for Strainwise since 2013. In this capacity, he works with the managers of the cultivation and grow facilities owned by Shawn Phillips to maintain the quality of the proprietary strains and marijuana products grown in these facilities. Upon initially joining Strainwise, he was tasked with converting the point-of-sale systems used by the Captive Stores to a more advanced system which can better track all categories of inventory. Prior to joining Strainwise, he was the owner and operator of a residential rental company (2005 to 2013), a web developer for Design Factory International (2003 to 2005), and a web developer/designer for Eastridge Technology (2001 to 2003). Mr. Modica obtained his B.A. from the University of North Carolina at Chapel Hill in 2000, with a degree in Journalism and Mass Communications.

     Shawn Phillips, Erin Phillips, and David Modica will not be independent directors as that term is defined in Section 803 of the NYSE MKT Company Guide.

     Our Board of Directors does not have standing audit, nominating or compensation committees, committees performing similar functions, or charters for such committees. Instead, the functions that might be delegated to such committees are carried out by our Board of Directors, to the extent required. Our Board of Directors believes that the cost of associated with such committees, has not been justified under our current circumstances.

     Given our lack of operations to date, our Board of Directors believes that its current members have sufficient knowledge and experience to fulfill the duties and obligations of an audit committee. None of the current Board members is an "audit committee financial expert" within the meaning of the rules and regulations of the SEC. The Board has determined that each of its members is able to read and understand fundamental financial statements and has substantial business experience that results in that member's financial sophistication.

     Our Board of Directors does not currently have a policy for the qualification, identification, evaluation, or consideration of board candidates and does not think that such a policy is necessary at this time, because it believes that, given the limited scope of our operations, a specific nominating policy would be premature and of little assistance until our operations are at a more advanced level. Currently the entire Board decides on nominees.

     Our Board of Directors does not have any defined policy or procedural requirements for shareholders to submit recommendations or nominations for directors. We do not have any restrictions on shareholder nominations under its articles of incorporation or bylaws. The only restrictions are those applicable generally under Nevada law and the federal proxy rules. The Board will consider suggestions from individual shareholders, subject to an evaluation of the person's merits. Shareholders may communicate nominee suggestions directly to the Board, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. There are no formal criteria for nominees.

     Our Board of Directors does not have a "leadership structure" since each board member is free to introduce any resolution at any meeting of our directors and is entitled to one vote at any meeting.

     Holders of our common stock may send written communications to our entire board of directors, or to one or more board members, by addressing the communication to "the Board of Directors" or to one or more directors, specifying the director or directors by name, and sending the communication to our offices in Lakewood, Colorado. Communications addressed to the Board of Directors as whole will be delivered to each board member. Communications addressed to a specific director (or directors) will be delivered to the director (or directors) specified.

     Security holder communications not sent to the board of directors as a whole or to specified board members will be relayed to board members.

Executive Compensation

     During the period from inception (June 8, 2012) through April 30, 2014 Strainwise paid the following compensation to its officers:

                  Name                   Amount
                  ----                   ------

                 Shawn Phillip          s    --
                 Erin Phillips          $22,500
                 David Modica           $ 9,000

     We did not have employment agreements with our officers. We do not have any type of equity incentive plans, retirement plans or similar plans or arrangements for our current officers. We have not entered into any contracts or arrangements with our officers or directors that would provide them with forms of compensation resulting from their resignation, retirement, or any other termination of their employment with us or from a change-in-control of us or a change of their responsibilities following a change-in-control.

     The following shows the amounts we expect to pay to our new officers during the twelve months ending June 30, 2015 and the amount of time these persons expect to devote to our business.

                                                           % of time
                                Projected               to be devoted to
       Name                   Compensation             Company's business
       ----                   ------------             ------------------

      Shawn Phillips           $160,000                        85%
      Erin Phillips            $180,000                        90%
      David Modica             $ 72,000                        95%



     None of our directors received any compensation for service as a director during our fiscal year ended June 30, 2014.

Operating Leases

     On March 7, 2014, Strainwise leased a grow facility containing approximately 26,700 square feet ("Custer Lease") for a term of five years commencing on April 1, 2014. Lease payments are scheduled to be $29,200 per month for the first 12 months of the lease, and then are scheduled to be $27,500 per month for the subsequent 12 months, $28,325 per month for the subsequent 12 months, $29,170 per month for the subsequent 12 months and $30,035 per month for the final 12 months of the lease. Under the terms of the Custer Lease, Strainwise paid a security deposit of $29,200. The lessor will provide all of the tenant improvements that will enable the continuous cultivation of marijuana plants under 459 grow lights.

     On April 1, 2014, Strainwise leased a grow facility containing approximately 65,000 square feet ("51st Ave. Lease") for a term of five years and nine months. The terms of the 51st Ave. Lease stipulate the payment of $15,000 per month, prorated if necessary, until such time that the lessor is able to deliver a Certificate of Occupancy, which is scheduled to occur on August 1, 2014. Thereafter, lease payments are scheduled to be $176,456 per month for the first six months of the lease, and then will be $221,833 per month for the subsequent 24 months, $231,917 per month for the next 12 months, $242,000 per month for the next 12 months and $247,041 per month for the final 12 months of the lease. Under the terms of the 51st Ave. Lease, Strainwise is obligated to pay a security deposit of $150,000, one-third of which was paid upon the execution of the 51st Ave. Lease, the second third of which is due and payable after the first harvest or by October 1, 2014, and the final third of which is due and payable after the second harvest or by December 1, 2014. The lessor will provide all of the tenant improvements that will enable the continuous cultivation of marijuana plants under 1,680 grow lights.

     On April 22, 2014, Strainwise leased a grow facility containing approximately 38,000 square feet ("Nome Lease") for a term of seven years. The lease payments are scheduled to be $44,570 per month for the first 12 months of the lease, and then are scheduled to be $46,151 per month for the subsequent 12 months, $47,743 per month for the subsequent 12 months, $49,334 per month for the subsequent 12 months, $50,925 per month for the subsequent 12 months, $52,517 per month for the subsequent 12 months and $54,108 for the final 12 months of the lease. Under the terms of the Nome lease, Strainwise paid a security deposit of $133,679. The lessor will provide all of the tenant improvements that will enable the continuous cultivation of marijuana plants under 800 grow lights.

     On June 10, 2014, we leased a grow facility containing approximately 113,000 square feet ("32nd Ave. Lease") for a term of five years and nine months which will not become effective until the proper licenses are awarded, which are expected to be awarded September 1, 2014. The terms of the 32nd Ave. Lease stipulate the payment of $25,000 per month, prorated if necessary, until such time that the lessor is able to deliver a Certificate of Occupancy, which is due to occur on September 1, 2014. Thereafter, lease payments are scheduled to be $282,500 per month for the first 16 months of the lease, and then are scheduled to be $301,333 per month for the subsequent 12 months, $320,167 per month for the subsequent 12 months and $329,583 per month for the final 12 months of the lease. Under the terms of the 32nd Ave. Lease, Strainwise is obligated to pay a security deposit of $250,000, $150,000 of which was paid upon the execution of the lease, and $100,000 of which will be due upon obtaining the Certificate of Occupancy. The lessor will provide all of the tenant improvements that will enable the continuous cultivation of marijuana plants under 1,936 grow lights.

     Strainwise has the option to renew the leases described above at the end of their terms at mutually agreed upon rates. There are no options to purchase the properties underlying these leases.

     Strainwise has subleased the grow facilities described above to a growing facility owned by Shawn Phillips for its grow operations.

Master Service Agreements

     Strainwise provides branding and fulfillment services to eight retail marijuana stores and one cultivation and growing facility owned by Mr. Phillips.

     Pursuant to the terms of these agreements, the marijuana stores and grow facility collectively pay Strainwise $81,500 each month for branding, marketing, administration, accounting and compliance services. Strainwise also supplys nutrients to the one grow facility at a 90% mark-up to Strainwise's cost for the nutrients.

     Strainwise's agreements with the marijuana outlets and grow facility expire on December 31, 2023.





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